Exhibit 99.1

NEWS RELEASE All amounts in Canadian dollars unless specified otherwise
Saskatoon Saskatchewan Canada

Cameco announces 2025 results; solid fourth quarter and 2025 performance; increasing long-term uranium market activity reinforces constructive outlook; disciplined supply strategy expected to position company to unlock value from growing demand

February 13, 2026

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the fourth quarter and year ended December 31, 2025, in accordance with International Financial Reporting Standards (IFRS).

“Our fourth quarter and year-end results reflect another year of disciplined execution across our uranium, fuel services, and Westinghouse segments, demonstrating the strength of our strategy in a market that continues to evolve in support of long-term value creation,” said Tim Gitzel, Cameco’s CEO. “We delivered solid performance with strong contributions from our core assets and improved financial results tied to our disciplined long-term supply strategy in a constructive demand environment. As anticipated, our fourth-quarter results were strengthened by robust contributions from all segments of our business, supporting a strong finish to the year. This outcome highlights our continued ability to navigate market developments with a measured, deliberate approach that aligns with our long-term objectives.

“Across the nuclear industry, 2025 marked another year of accelerating global momentum. We saw renewed commitments to nuclear energy from governments, utilities, and industrial energy users around the world, including policies that continued to reinforce nuclear’s critical role in delivering secure, reliable and carbon-free baseload power. That support was accompanied by increasing long-term contracting activity towards the end of the year, with a deepening focus on security of supply, and rising interest from existing and emerging nuclear markets, including traditional utilities and new industrial energy users that are considering nuclear. Utilities continue to seek dependable supply in an environment where finite secondary supplies are thinning, and it is becoming more obvious each day that potential new production is expected to be challenged by longer-than-advertised lead times, mounting inflationary pressures and geopolitical uncertainty. The underlying message is clear to us: the fundamentals that have been steadily improving over the past several years gained further traction in 2025, and we expect these trends to continue through 2026 and beyond.

“In this environment, our disciplined approach to supply in our uranium and fuel services segments remains a cornerstone of our strategy. We continued to align our production with our long-term contract portfolio, maintaining a deliberate and conservative approach which, based on our decades of experience, we believe to be the prudent position. Combined with our strong balance sheet, and about 230 million pounds of uranium committed under long-term contracts, we believe we are well positioned to unlock value in a strengthening market. We do not manage the business to satisfy short-term themes in the market, nor do we chase volume for volume’s sake, or plan to bring forward uncommitted supply that risks recreating the overhangs that historically disrupted contracting cycles. Instead, we remain focused on protecting and extending the value of our tier-one assets and investments, leveraging our integrated capabilities, and preserving the flexibility that allows us to respond to opportunities as the market continues its transition.

“Additionally, the value-accretive contributions from our Westinghouse investment continue to outperform the acquisition case expectations. The segment continued to positively impact our overall results in 2025, including a 30% increase in adjusted EBITDA over 2024, reflecting strong underlying performance across its core businesses. We also benefited from a cash distribution from Westinghouse of US$350 million, with US$171.5 million representing our share, tied to its participation in the Dukovany nuclear project. While we don’t expect a comparable additional distribution this year, the 2026 guidance for Westinghouse remains strong and reinforces the value of our investment, highlighting Westinghouse’s role as a stable, long-term player within a strengthening global nuclear market.

“Looking forward, we believe we will continue to see a durable trend of growth across the nuclear fuel cycle supported by electrification, energy security and decarbonization priorities, and the increasing recognition that nuclear must play a central role in addressing the world’s long-term energy challenges. Cameco is well positioned to benefit from this global shift, driving long-term value for our shareholders, our customers, and the communities where we operate.”

Consolidated financial performance

	THREE MONTHS ENDED		YEAR ENDED
CONSOLIDATED HIGHLIGHTS	DECEMBER 31		DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2025	2024	2025	2024
Revenue	1,201	1,183	3,482	3,136
Gross profit	273	250	970	783
Net earnings attributable to equity holders	199	135	590	172
$ per common share (basic)	0.46	0.31	1.35	0.40
$ per common share (diluted)	0.46	0.31	1.35	0.39
Adjusted net earnings (non-IFRS, see page 6)[1]	217	157	627	292
$ per common share (adjusted and diluted)	0.50	0.36	1.44	0.67
Adjusted EBITDA (non-IFRS, see page 6)	591	524	1,929	1,531
Cash provided by operations	677	530	1,408	905

[1]

In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change.

•

Consolidated performance: Strong fourth quarter results in the uranium and Westinghouse segments provided a boost to annual results, relative to 2024. Net earnings for the quarter and the year increased by $64 million and $418 million respectively, compared to 2024, while adjusted net earnings increased by $60 million and $335 million, respectively for the quarter and for the year compared to 2024. Full year adjusted EBITDA increased by approximately $398 million to $1.9 billion compared to 2024 mainly due to the contributions from the uranium segment, which reflects an improving price environment, as well as the increase in our share of Westinghouse’s annual revenue tied to its participation in the Dukovany construction project. See non-IFRS measures starting on page 6 for more information.

•	Strong balance sheet: Thanks to our risk-mitigated financial discipline, our balance sheet remains strong.

•	As of December 31, 2025, we had $1.2 billion in cash and cash equivalents and short-term investments, with $1.0 billion in total debt.

•	During the year, we repaid the remaining US$200 million on our US term loan, extinguishing the term loan.

•

In February, we received US$49 million from Westinghouse as our first distribution since the acquisition closed and another US$171.5 million in October, related to Westinghouse’s participation in the Dukovany construction project. In early 2026, we received another US$49 million as a distribution from Westinghouse.

•	In April, we received a cash dividend of US$87 million, net of withholdings, from JV Inkai.

•

Dividend: In November, to reflect the improvement in our financial performance and the additional distribution received from Westinghouse, we advanced our dividend growth plan. We increased our annual dividend to $0.24 per common share in 2025, advancing our plan to increase the dividend to $0.24 per common share by one year. See Return in our annual MD&A for more information.

Segmented financial performance

		THREE MONTHS ENDED			YEAR ENDED
		DECEMBER 31			DECEMBER 31
HIGHLIGHTS		2025	2024	CHANGE	2025	2024	CHANGE
Uranium	Revenue ($ millions)	1,027	1,035	(1)%	2,874	2,677	7%
	Gross profit ($ millions)	225	213	6%	803	681	18%
	Earnings before income taxes	274	289	(5)%	954	904	6%
	Adjusted EBITDA[1]	396	391	1%	1,255	1,179	6%
Fuel services	Revenue ($ millions)	174	148	18%	562	459	22%
	Earnings before income taxes	50	37	35%	179	108	66%
	Adjusted EBITDA[1]	63	49	29%	219	145	51%
Westinghouse	Revenue	958	841	14%	3,458	2,892	20%
(our share)	Net earnings (loss)	26	9	>100%	58	(218)	>100%
	Adjusted EBITDA[1]	211	162	30%	780	483	61%

[1]	Non-IFRS measure, see page 6

Of note in 2025:

•

Uranium: Fourth quarter earnings before taxes decreased by $15 million and adjusted EBITDA increased by $5 million, compared to 2024, mainly as a result of lower sales volume due to timing of sales. Annual earnings before income taxes increased by $50 million and adjusted EBITDA increased by $76 million compared to 2024. See Financial results by segment – Uranium in our annual MD&A for more information.

•

Fuel services: Fourth quarter earnings before taxes increased by $13 million and adjusted EBITDA increased by $14 million compared to 2024, mainly as a result of deliveries under contracts that were entered into in an improved price environment. Annual earnings before income taxes for the year increased by $71 million while adjusted EBITDA increased by $74 million compared to 2024. See Financial results by segment – Fuel Services in our annual MD&A for more information.

•

Westinghouse: Westinghouse reported net earnings increased by $17 million (our share) for the fourth quarter, compared to the same quarter last year. Over the year, Westinghouse reported a net earnings increase of $276 million in comparison to 2024. To better reflect the underlying operating performance, we use adjusted EBITDA as a performance measure for Westinghouse. In the fourth quarter of 2025, our share of Westinghouse’s adjusted EBITDA increased by $49 million, compared to the fourth quarter of 2024, while over the year, adjusted EBITDA increased by $297 million compared to 2024. In October 2025, Westinghouse made a second cash distribution of US$350 million (US$171.5 million our share) to its owners associated with the cash received in 2025 for its participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic, led by Korea Hydro & Nuclear Power. See Financial results by segment—Westinghouse in our annual MD&A for more information.

Operational and marketing performance

		THREE MONTHS ENDED				YEAR ENDED
			DECEMBER 31			DECEMBER 31
HIGHLIGHTS			2025	2024	CHANGE	2025	2024	CHANGE
Uranium	Production volume (million lb)		6.0	6.1	(2)%	21.0	23.4	(10)%
	Sales volume (million lb)		11.2	12.8	(12)%	33.0	33.6	(2)%
	Average realized price[1]	(US$/lb)	65.53	58.45	12%	62.11	58.34	6%
		($/lb)	91.30	80.90	13%	87.00	79.70	9%
Fuel services	Production volume (million kgU)		3.8	3.6	6%	14.0	13.5	4%
	Sales volume (million kgU)		4.4	4.2	6%	13.1	12.1	8%
	Average realized price [2]	($/kgU)	39.39	35.41	11%	43.04	37.87	14%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

Of note in 2025:

•

Uranium: We produced 21.0 million pounds of uranium (our share), exceeding our revised consolidated annual production guidance of up to 20 million pounds, announced on August 28, 2025. At Cigar Lake, we produced 19.1 million pounds (100% basis), exceeding our annual expectations by 1.1 million pounds. At McArthur River/Key Lake, we produced 15.1 million pounds (100% basis), meeting our revised annual production guidance. See Uranium production overview in our annual MD&A for more information. Our average realized price in our Uranium segment continued to show improvements as prices under base-escalated and market-related contracts increased. See Financial results by segment – Uranium in our annual MD&A for more information.

•

JV Inkai: Total production from JV Inkai in 2025 was 8.4 million pounds (3.7 million pounds our share) compared to 7.8 million pounds (3.6 million pounds our share) in 2024. During 2025 we received shipments containing the remainder of our share of 2024 production, about 0.9 million pounds, and the entire 3.7 million pounds of our share of Inkai’s 2025 production. See Uranium – production overview in our annual MD&A for more information.

•

Fuel services: At our Fuel Services division, we produced 14.0 million kgU, including 11.2 million kgU of UF6, a production record for our Port Hope conversion facility. The improvement of the average realized price in our Fuel Services segment was driven primarily by deliveries under contracts that were entered into in an improved price environment. See Financial results by segment – Fuel Services in our annual MD&A for more information.

•

Deliveries and Inventory: In addition to our uranium production, we purchased a total of 9.6 million pounds of uranium (including JV Inkai purchases). We delivered 33.0 million pounds of uranium in alignment with the commitments under our contract portfolio, and finished 2025 with a uranium inventory of 9.7 million pounds, with an average inventory cost of $61.85 per pound. At fuel services, we delivered 13.1 million kgU of combined fuel services product under contract.

•

Contracting: In our uranium segment, we continued contract negotiations, successfully adding to our long-term portfolio. After meeting our 2025 delivery commitments, we have long-term commitments to deliver about 230 million pounds of uranium, including an annual average delivery volume of about 28 million pounds over the next five years, that retain exposure to the improving fundamentals as our customers look to secure their long-term needs. In Fuel Services, with strong demand and historically high pricing in the UF6 conversion market, we were successful in adding new long-term conversion contracts that bring our total contracted volumes to about 83 million kgU of UF6 that will underpin our fuel services operations for years to come.

See Operations, projects and investments in our annual MD&A for more information.

Additional highlights

•

Westinghouse participation in construction of Dukovany power plant: In the second quarter of 2025, we announced the benefits expected for Westinghouse and Cameco as a result of Westinghouse’s participation in the construction of two nuclear reactors at the Dukovany power plant in the Czech Republic, which include:

•	An increase of approximately US$170 million to our share of Westinghouse’s 2025 second quarter revenue.

•

Significant expected financial benefits for Westinghouse, as a subcontractor, over the term of the Dukovany construction project and related to the provision of the fuel fabrication services required for both reactors for a specified period.

•

Strategic Partnership with US Government: In the fourth quarter of 2025, we, alongside Brookfield and Westinghouse, entered into a strategic partnership with the US Government, which is expected to accelerate the deployment of Westinghouse nuclear reactors in the US and globally. This collaboration provides for the US Government to arrange financing and facilitate the permitting and approvals for new Westinghouse nuclear reactors to be built in the US, with an aggregate investment value of at least US$80 billion. The launch of a nuclear power plant construction program is expected to accelerate growth in Westinghouse’s energy systems segment during the construction phase, along with its core fuel fabrication and reactor services business for the life of the reactors, strengthening our integrated fuel cycle strategy, and supporting long-term growth through rising demand for nuclear fuel products, services and technologies. See Westinghouse in our annual MD&A for more information.

Consolidated financial results

The 2025 annual financial statements have been audited; however, the 2024 fourth quarter and 2025 fourth quarter financial information presented is unaudited. You can find a copy of our 2025 annual MD&A and our 2025 audited financial statements on our website at cameco.com.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 6) in the three months and year ended December 31, 2025, compared to the same period in 2024.

		THREE MONTHS ENDED		YEAR ENDED
	CHANGES IN EARNINGS	DECEMBER 31		DECEMBER 31
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings - 2024	135	157	172	292

	Change in gross profit by segment
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Impact from sales volume changes	(26)	(26)	(11)	(11)
	Higher realized prices	110	110	170	170
	Foreign exchange impact on realized prices	7	7	71	71
	Higher costs	(79)	(79)	(108)	(107)

	Change – uranium	12	12	122	123

Fuel services	Impact from sales volume changes	2	2	8	8
	Higher realized prices	18	18	68	68
	Higher costs	(8)	(8)	(8)	(8)

	Change – fuel services	12	12	68	68

	Other changes
	Higher administration expenditures	(11)	(8)	(58)	(24)
	Higher exploration expenditures	(7)	(7)	(10)	(10)
	Change in reclamation provisions	(12)	2	(10)	3
	Change in losses (gains) on derivatives	170	2	278	(18)
	Change in foreign exchange gains or losses	(60)	11	(127)	(7)
	Higher (lower) earnings from equity-accounted investee	6	40	227	204
	Higher finance income	4	4	2	2
	Lower (higher) finance costs	1	1	32	32
	Change in income tax recovery or expense	(49)	(7)	(103)	(35)
	Other	(2)	(2)	(3)	(3)

	Net earnings - 2025	199	217	590	627

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results. The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation, and adjustments to reclamation provisions flowing through other operating expenses, that we believe do not reflect the underlying financial performance for the reporting period. In 2024, we revised our calculation of ANE to adjust for unrealized foreign exchange gains and losses, as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. ANE is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2025 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2025 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to our asset retirement obligation in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 16 of our annual financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 12 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity accounted investees and recorded in other expenses in the investee information (see note 12 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

The following table reconciles adjusted net earnings with our net earnings for the three months and years ended December 31, 2025, and 2024.

	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31		DECEMBER 31
($ MILLIONS)	2025	2024	2025	2024
Net earnings attributable to equity holders	199	135	590	172

Adjustments
Adjustments on derivatives	(35)	133	(144)	152
Unrealized foreign exchange losses (gains)	15	(56)	54	(66)
Share-based compensation	20	17	79	44
Adjustments on other operating expense (income)	(9)	(23)	(22)	(35)
Income taxes on adjustments	5	(37)	22	(46)
Adjustments on equity investees (net of tax):
Inventory purchase accounting	4	3	8	53
Acquisition-related transition costs	—	—	—	22
Unrealized foreign exchange losses (gains)	13	(16)	18	(7)
Long-term incentive plan	5	1	22	3

Adjusted net earnings	217	157	627	292

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure, including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the adjusted net earnings definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees. These items are reported as part of marketing, administrative and general expenses within the investee financial information and are not representative of the underlying operations. These include gain/loss on undesignated hedges, transaction costs related to acquisitions and gain/loss on disposition of a business.

We also adjust for the unwinding of the effect of purchase accounting on the sale of inventories, which is included in our share of earnings from equity-accounted investee and recorded in the cost of products and services sold in the investee information (see note 11 to the financial statements).

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA, and adjusted EBITDA margin are measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the table below reconciles earnings before income taxes with EBITDA and adjusted EBITDA for the fourth quarters and years ended 2025 and 2024.

For the year ended December 31, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	954	179	58	(601)	590
Depreciation and amortization	246	40	—	7	293
Finance income	—	—	—	(23)	(23)
Finance costs	—	—	—	115	115
Income taxes	—	—	—	188	188

	1,200	219	58	(314)	1,163
Adjustments on equity investees
Depreciation and amortization	23	—	383	—	406
Finance income	(2)	—	(3)	—	(5)
Finance expense	—	—	213	—	213
Income taxes	47	—	(4)	—	43

Net adjustments on equity investees	68	—	589	—	657

EBITDA	1,268	219	647	(314)	1,820
Gain on derivatives	—	—	—	(144)	(144)
Other operating income	(22)	—	—	—	(22)
Share-based compensation	—	—	—	79	79
Unrealized foreign exchange losses	—	—	—	54	54

	(22)	—	—	(11)	(33)
Adjustments on equity investees
Inventory purchase accounting	—	—	11	—	11
Other expenses	—	—	53	—	53
Foreign exchange gains	9	—	9	—	18

Net adjustments on equity investees	9	—	133	—	142

Adjusted EBITDA	1,255	219	780	(325)	1,929

[1]	JV Inkai EBITDA is included in the uranium segment. See Financial results by segment – Uranium in our 2025 annual MD&A.

For the year ended December 31, 2024:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	904	108	(218)	(622)	172
Depreciation and amortization	239	37	—	5	281
Finance income	—	—	—	(21)	(21)
Finance costs	—	—	—	147	147
Income taxes	—	—	—	85	85

	1,143	145	(218)	(406)	664
Adjustments on equity investees
Depreciation and amortization	23	—	357	—	380
Finance income	(1)	—	(4)	—	(5)
Finance expense	—	—	225	—	225
Income taxes	58	—	(61)	—	(3)

Net adjustments on equity investees	80	—	517	—	597

EBITDA	1,223	145	299	(406)	1,261

Loss on derivatives	—	—	—	152	152
Other operating income	(35)	—	—	—	(35)
Share-based compensation	—	—	—	44	44
Unrealized foreign exchange gains	—	—	—	(66)	(66)
	(35)	—	—	130	95
Adjustments on equity investees
Inventory purchase accounting	—	—	71	—	71
Acquisition-related transition costs	—	—	29	—	29
Other expenses	—	—	19	—	19
Foreign exchange gains	(9)	—	2	—	(7)
Adjustments on marketing, administrative and general	—	—	63	—	63

Net adjustments on equity investees	(9)	—	184	—	175

Adjusted EBITDA	1,179	145	483	(276)	1,531

[1]	JV Inkai EBITDA is included in the uranium segment. See Financial results by segment - Uranium in our 2025 annual MD&A.

The following Westinghouse financial outlook for 2025 is reported in US dollars and prepared in accordance with IFRS and reflects Cameco’s 49% ownership share. It reconciles the Westinghouse outlook for net earnings with EBITDA and adjusted EBITDA.

CAMECO SHARE (49%)	$USD MILLIONS
Net loss	(75-10)
Depreciation and amortization	275-290
Finance income	(2-1)
Finance costs	120-135
Income tax expense (recovery)	20-(20)

EBITDA	335-395
Inventory purchase accounting	2-7
Restructuring costs	7-15
Other expenses	20-40

Adjusted EBITDA	370-430

The outlook for adjusted EBITDA from Westinghouse’s core business for 2026 assumes that the work is fulfilled on the timelines, and scope expected based on current orders received, and additional work is undertaken based on past trends. The expected margins are aligned with the historic margins of 16% to 19%, with the variability expected to come from product mix compared to previous years.

In addition, Westinghouse’s adjusted EBITDA outlook is based on both signed and expected contracts in its new build business and assumes that Westinghouse and the US Government enter into definitive agreements relating to the deployment of new AP1000 reactors in the US, and that work commences on at least one project during the year. The outlook for Westinghouse’s adjusted EBITDA is dependent on the timing and commencement of work related to the definitive agreements and the ability of the executive branch of the US Government to obtain funding and support for the deployments.

We have eliminated our five-year growth outlook for Westinghouse. Previously, we had provided a five-year combined growth rate for the core business and included expected contributions from the new build business based on contracts entered. Due to the potential for significant variability both in timing and magnitude of new build projects that may have a material impact on results, we are no longer providing a five-year growth outlook for Westinghouse. Like for Cameco, we will provide Westinghouse outlook for the current year only.

Westinghouse expects growth in the new build business based on agreements that have been signed and announcements where AP1000 technology has been selected. As decisions on the projects are made, we expect the projects will proceed on the timelines and revenue pattern noted under New Build – AP1000 Contracting Framework in our annual MD&A, although variations to this general framework will occur depending on the customer and a number of other factors and assumptions.

The outlook for Westinghouse capital expenditures is strategically focused on modernizing and reinforcing long-term reliability of its operations. Growth capital has been prioritized to support AP1000 readiness, operational stability and advanced fuel designs.

Management’s discussion and analysis (MD&A) and financial statements

The 2025 annual MD&A and consolidated financial statements provide a detailed explanation of our operating results for the three and twelve months ended December 31, 2025, as compared to the same periods in the prior year, and our outlook for 2026. This news release should be read in conjunction with these documents, as well as our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at www.sedarplus.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, senior advisor, technical services, Cameco

•	Daley McIntyre, general manager, Key Lake, Cameco

INKAI

•	Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

CIGAR LAKE

•	Kirk Lamont, general manager, Cigar Lake, Cameco

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: the impact of increasing long-term uranium market activity on our outlook, our view that our disciplined supply strategy positions us to unlock value from growing demand, our view that the market continues to evolve in support of long-term value creation; our continued ability to navigate market developments with an approach that aligns with our long-term objectives; nuclear’s role in delivering secure, reliable and carbon-free baseload power; our belief that utilities continue to seek a dependable supply; expectation that potential new production will be challenged by longer-than-advertised lead times, inflationary pressures and geopolitical uncertainty; our expectation that improving trends in fundamentals will continue through 2026 and beyond; our belief that we are well-positioned to unlock value in a strengthening market; our view that our focus on protecting and extending the value of our tier-one assets and investments, leveraging our integrated capabilities and preserving flexibility will allow us to respond to opportunities as the market continues to transition; our expectations regarding distributions by Westinghouse in 2026; our perception of a durable trend of growth across the nuclear fuel cycle, and our belief that Cameco is exceptionally poised to benefit from this global shift, deriving long-term value for shareholders, customers and the communities where we operate; our belief that our contracted uranium volumes will underpin our fuel services operations for years to come; the expected benefits of Westinghouse’s participation in construction of reactors at the Dukovany power plant in the Czech Republic; our expectation that the strategic partnership with the US Government will accelerate the deployment of Westinghouse nuclear reactors in the US and globally; our expectation that the launch of a nuclear power plant construction program will accelerate growth in Westinghouse’s energy systems segment, supporting long-term growth through rising demand for nuclear fuel products, services and technologies; and the expected date for announcement of our 2026 first quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium, or that our expectations regarding market developments, and our ability to benefit from them, may not be fulfilled for any reason; risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licensing or quality assurance requirements, or that Westinghouse may not realize the expected benefits of its participation in construction at the Dukovany power plant or its strategic partnership with the US Government, or otherwise be unable to achieve expected growth; the risk that our revenues and cash flows may not achieve the levels expected; the risk that we may not be able to meet sales commitments for any reason; the risk that our contracted volumes of uranium may not be sufficient to underpin our fuel services operations as expected; the risk that we may not be able to continue to improve our financial performance; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty and political volatility; risks associated with the application of, or developments in, laws or regulations that affect us or any of our joint ventures, including mining regulations, taxes, tariffs and sanctions; the risk that we may not be able to implement our business objectives in a manner that aligns with our long-term objectives; the risk that any of the strategies that we or any of our joint ventures are pursuing may prove unsuccessful, or that that may not be executed successfully; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; expected market developments, and our ability to benefit from them; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, and the success of its plans and strategies; the absence of new and adverse government regulations, policies or decisions, including the application of, or developments in, laws that may adversely affect us, such as mining regulations, taxes, tariffs and sanctions; that there will not be any significant unanticipated adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, and economic or political uncertainty and volatility; and our ability to announce future financial results when expected.

Please also review the discussion in our 2025 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our fourth quarter conference call on Friday, February 13, 2026, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (833) 821-3311 (Canada and US) or (647) 846-2607. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	or on telephone replay until midnight, Eastern, March 13, 2026, by calling (855) 669-9658 (Canada and US) or (412) 317-0088 (Passcode 6136870)

2026 first quarter report release date

We plan to announce our 2026 first quarter results before markets open on May 5, 2026.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com